CONFIDENTIAL TREATMENT REQUESTED

BY FORTINET, INC.

FORT - 0002

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

October 12, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara Jacobs Kathleen Collins Katherine Wray Jason Nietharner
Re:	Fortinet, Inc. Form S-1 Filed on August 10, 2009 File No. 333-161190

Ladies and Gentlemen:

On behalf of Fortinet, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 6, 2009, relating to Amendment No. 1 to the Company’s Form S-1 Registration Statement (File No. 333-161190) filed with the Commission on September 15, 2009.

Through EDGAR, the Company is concurrently filing Amendment No. 2 to the Registration Statement. For the Staff’s convenience, we are enclosing with this response letter marked copies of Amendment No. 2.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
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General

1.	We note your response to prior comment 1 as it relates to your belief that you were entitled to rely on the Rule 701 exemption from registration under the Securities Act for the offers and sales of securities pertaining to certain compensatory stock options during periods when you were not in compliance with Section 12(g) under the Exchange Act. You state on page 31 that you believe you were entitled to rely on Rule 701 “and other exemptions” for offers and sales during the period from May 1, 2006 to January 27, 2008. In this regard, please provide a supplemental response explaining what exemption(s) from registration other than Rule 701 you believe were available, and why you believe any such exemption was available.

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2.	With respect to your reliance on Rule 701 for option-related offers and sales during periods of non-compliance with Section 12(g), please provide us supplementally with the aggregate sales price or amount of securities sold in reliance on Rule 701 during the pertinent consecutive 12-month period or periods that spanned the period from May 1, 2006 to January 10, 2007, and any applicable prior periods when the company was not in compliance with Section 12(g). See Rule 701(d)(2) and Question 271.06 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Securities Act Rules. In addition, if the aggregate sales price or amount of securities sold during any such consecutive 12-month period exceeded $5 million, please tell us how the company complied with the informational requirements of Rule 701(e).

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3.	With regards to the information provided in response to the second bullet point to prior comment 1, please explain further the following:

•

Your disclosures on page F-26 indicate that the liability awards were reclassified into equity when the SEC amended Section 12(g) on December 7, 2007. Based on your response, it appears that the awards were reclassified at a later date when the decision to amend the 2000 Plan had been made. Please clarify when you reclassified these awards and revise your disclosures as necessary.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
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The Company respectfully advises the Staff that the awards were reclassified on December 7, 2007. The Company’s prior response referenced December 30, 2007 as that was the end of the Company’s fiscal year but was not meant to imply that the reclassification took place on that date. Accordingly the Company believes that the disclosures on page F-26 remain appropriate.

•

Please explain further how you applied the guidance in EITF 00-19 in concluding that reclassification of the awards prior to amending the 2000 Plan was appropriate. In this regard, tell us how you concluded that the terms of the contract (the 2000 Plan) permitted the company to net-share settle the contract by delivery of unregistered shares at the time you reclassified these awards to equity.

The Company respectfully advises the Staff that the Company concluded that reclassification of the awards from a liability to equity was appropriate as of December 7, 2007, the effective date of Rule 12h-1 (the SEC’s new exemption from Section 12(g) of the Exchange Act). The Company believed the reclassification was appropriate at that time for the following reasons: the plan amendment did not significantly alter the Company’s obligations or optionee’s rights, effecting the amendment was within the unilateral control of the Company, and at its meeting in November of 2007 the board of directors of the Company directed management to take advantage of the exemption when it became available. The amendment to the 2000 Plan could have been executed by the Company at any point after December 7, 2007, thus allowing the Company to honor exercises of options using unregistered shares of its common stock.

•

Tell us the number of option awards that were modified beginning in January 2007 through the end of fiscal year 2007 and tell us the amount of incremental expense recorded as of each modification date during fiscal year 2007.

The Company respectfully advises the Staff that the number of option awards modified was 394,538, 94,253, 287,954 and 108,482, and the amount of related incremental expense recorded as of the modification date was $1.2 million, $0.5 million, $1.6 million and $0.6 million for the first, second, third and fourth quarters of 2007, respectively.

•

Tell us the number of modified options outstanding and the fair value of such awards at March 31, 2007, June 30, 2007 and September 30, 2007 and provide the assumptions used in determining such values.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
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The Company respectfully advises the Staff that the number of modified options outstanding, the fair value of such awards and the assumptions used in determining such values at April 1, 2007, July 1, 2007 and September 30, 2007 (the end of our fiscal periods) are as follows:

	April 1, 2007	July 1, 2007	September 30, 2007
Number of modified options outstanding	589,700	683,953	971,907
Fair value	$2.0 million	$3.6 million	$5.4 million
Assumptions
Stock Price	$4.96	$6.74	$7.00
Volatility	38%	36%	33%
Expected term (in years)	1.3	1.1	0.8
Risk free interest rate	4.9%	4.9%	4.9%
Dividend rate	0.0%	0.0%	0.0%

•

Tell us whether you fair valued these awards prior to reclassification into equity. If so, tell us the date on which you valued such shares, tell us the fair value of such awards, and tell us the assumptions used in your valuation model. Also, please provide the value for such awards at December 30, 2007 and January 28, 2008.

The Company respectfully advises the Staff that it fair valued these awards as of December 6, 2007 prior to reclassification into equity. As of December 6, 2007 the fair value of such awards was $6.1 million, and the Company assumed a stock price of $7.45, volatility of 37%, expected life of 0.6 years, dividend rate of zero percent and a risk free interest rate of 4.15%. The fair value of such awards at December 30, 2007 and January 28, 2008 would have been $6.1 million and $5.8 million, respectively.

4.	Tell us how you determined the classification of stock options granted to employees, non-employee directors and outside consultants that were not in compliance with Section 12(g) and are subject to potential rescission rights. Also, tell us the number of shares that are subject to potential repurchase and tell us your consideration to include a discussion regarding this contingency in your financial statement footnotes. Please provide the specific accounting guidance you relied upon in making your determinations with regards to classification and disclosures. (i.e., SFAS 123R, SFAS 150, EITF 00-19, SFAS 5 etc.)

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
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The Company respectfully advises the Staff that the Company believes that it was entitled to rely on Rule 701 and other exemptions and believes the grant and exercise of options did not violate U.S. Federal or state securities laws, and therefore no shares are subject to potential repurchase. Accordingly, the Company believes that the possibility of shareholders or option holders having rescission rights is remote and therefore no provision has been made in the Company’s consolidated financial statements in accordance with SFAS 5.

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Risk Factors

“A portion of our revenue is generated by sales to governmental entities.” page 20

5.	We note that in your amended registration statement you have modified this risk factor to remove the word “significant” from the statement that sales to governmental agency end-customers “have accounted for a significant portion of [y]our revenue in past periods.” Please help us to understand the reasons for this modification. If the company determined since filing the initial registration statement that governmental end-customers did not account for a significant portion of revenue in past periods, please advise. In this regard, tell us, if known, the percentage of revenues that you derive from sales to governmental entities through your channel partners.

The Company estimates that sales to governmental end-customers as a group are “significant”, but decided to remove the word “significant” based on the sufficiency of the disclosure without the inclusion of the word “significant”, and the fact that no single governmental end-customers accounted for a significant portion of our revenue. The Company supplementally advises the Staff that it estimates that approximately 5% of its total revenue were derived from sales to the U.S. federal government during the first six months of fiscal 2009 and that sales to all governmental end-customers in the aggregate was in the range of 10% to 15% of total revenue for the same period.

“Our failure to timely file a registration statement.” page 31

6.	We note your statement that reliance on the Rule 12h-1 exemption once the company satisfied the requirements of the rule “would not necessarily remedy the past violation” of Section 12(g). Please revise to remove the word “necessarily” from this assertion.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
Page 9	FORT - 0002

In response to the Staff’s comment, the Company has revised page 31 to remove the word “necessarily”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

7.	We note your response to prior comment 11 and believe that your revised disclosures still do not address our prior concern. In this regard, your disclosure should explain why overall gross margin for the near term may be relatively flat or decrease modestly compared to that achieved in the first six months of fiscal 2009. Your revised disclosure only addresses how product revenue was impacted during the first half of fiscal year 2009. Please revise your disclosure as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on page 48 to clarify that overall gross margin for the near term may be relatively flat compared to that achieved in the first six months of fiscal 2009 because the Company believes that the factors influencing gross margin, as outlined on pages 47 and 48, will not change significantly in the near term.

8.	We note from your risk factor disclosures on page 11 that much of the revenue you report each quarter is the recognition of deferred revenue from subscription and service contracts entered into during previous quarters. Consequently, the effect of significant downturns in new or renewed sales of your subscriptions or services is not reflected in full in the company’s results of operations until future periods. Please tell us when you invoice customers for your subscription and service contracts (i.e., monthly, quarterly, annually). Additionally, tell us what consideration you gave to disclosing the total contract value of all your non-cancellable subscription and service contracts (i.e., backlog) pursuant to Item l0l(c)(l)(viii) of Regulation S-K.

The Company respectfully advises the Staff that substantially all of its customers are invoiced in advance for the entire term of the arrangement for subscription and service contracts, regardless of the length of the contract. The Company does not believe that further disclosure of the total contract value of all of its non-cancellable subscription and service contracts is necessary, given such amounts are already reflected in deferred revenue on the Company’s consolidated balance sheet and deferred revenue is one of the key metrics described in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
Page 10	FORT - 0002

Stock-Based Compensation, pages 50

9.	We note from your response to prior comment 13 that the company believes disclosures appropriate to fair value are more applicable than disclosures appropriate to intrinsic value. However, your current disclosures do not appear to provide fair value information for all outstanding vested and unvested options based on the IPO price. As such, revise your filing to provide these fair value disclosures. Alternatively, consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

The Company respectfully advises the Staff that the Company intends to provide the range for the proposed initial public offering price in the Registration Statement by subsequent amendment as soon as practicable. At the time that the Company determines the range for the proposed initial public offering price and includes it in the prospectus, the Company will revise its disclosure to include the intrinsic value of all outstanding vested and unvested options as requested by the Staff. The Company has revised page 53 to provide for this disclosure.

10.	We note your response to prior comment 14 and we have the following additional comments with regards to your stock-based compensation disclosures included in your Critical Accounting Policies and Estimates discussion:

•	Revise to include a discussion of the quantitative and qualitative factors considered in selecting the comparable companies used in your valuations model;

In response to the Staff’s comment, the Company has revised its disclosure on page 53 to include a discussion of the quantitative and qualitative factors considered in selecting the comparable companies used in the valuation model.

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We note that changes in management’s assumptions about the company’s forecasted operating results were one of the significant factors contributing to the changes in the fair value of your common stock. Enhance your disclosures to include a discussion of the reasons

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October 12, 2009	BY FORTINET, INC.
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behind the “slight reduction” or “slight increase” in your forecasted operating results (i.e., release of new products, delays in product releases, economic factors, etc.); and

In response to the Staff’s comment, the Company has revised its disclosure on page 54 to include a discussion of the reasons behind the changes in its forecasted operating results.

•

Revise to quantify the assumptions used in determining the fair value of the underlying shares of common stock at each valuation date (i.e., illiquidity discounts, market value multiples, etc.) and include a discussion regarding the reasons for any significant changes in such assumptions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 54 and 55 to quantify the assumptions used in determining the fair value of the underlying shares of common stock at each valuation date and include a discussion regarding the reasons for changes in such assumptions.

Liquidity and Capital Resources, page 69

11.	We note your response to prior comment 17 and your revised disclosures on page 70 where you indicate that changes in days sales outstanding have impacted the company’s operating cash flows for each period presented. Revise to quantify the days sales outstanding for each period and include a discussion regarding the reasons for any significant changes in such amounts (i.e. changes in credit collection policies, extended payment terms, etc.). We refer you to Section IV.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 to quantify the days sales outstanding for each period and include a discussion regarding the reasons for any significant changes in such amounts.

Business

Customers, page 92

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
Page 12	FORT - 0002

12.	We note that you have revised your filing in response to prior comment 18 to identify Alternative Technology, a subsidiary of Arrow Electronics, Inc., as the distributor that accounted for approximately 12% of the company’s total revenue in fiscal 2008 and approximately 13% of total revenue for the first six months of 2009. Please also provide us with your analysis as to how you concluded you are not required by Item 601(b)(10)(ii)(B) of Regulation S-K to file your agreement, if any, with this major customer as an exhibit to your registration statement.

The Company respectfully advises the Staff that it does not believe that it is required to file its agreement with Alternative Technology because it is the type of contract that ordinarily accompanies the type of business in which the Company is engaged and the Company is not substantially dependent upon the agreement, notwithstanding that purchase orders under the agreement accounted for 12% of total revenue in fiscal 2008 and 13% of total revenue for the first six months of 2009. The agreement is non-exclusive and does not provide for any minimum commitments by the distributor. Further, the Company is confident that, even if its relationship with Alternative Technology were terminated, the Company would be able to effectively continue to make sales to other distributors and that end-customers, who currently buy from Alternative Technology, would purchase from other distributors. The Company believes that it could effectively manage such a transition without a meaningful disruption to its business.

Customer Case Studies, page 92

13.	We note your response to prior comment 19. Please provide us supplementally with the names of the customers discussed in your case studies and identified respectively as a “prominent financial firm,” a “Fortune 500 company,” a “leading global telecommunications provider,” a “leading federal defense organization,” and a “leading global financial services firm.” In addition, for each of these customers that you describe as “leading” or “prominent” in their respective industries, please provide supplemental support for these descriptions. Please note that you may request confidential treatment for information provided in your response letter pursuant to Rule 83.

In response to the Staff’s comment, the following are the names of all customers discussed in the Company’s case studies, along with supplemental support for customer descriptions. Copies of the rankings mentioned below are being provided to the Staff under separate cover.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
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Legal Proceedings, page 100

14.	Please ensure that you provide all of the information required by Item 103 of Regulation S-K with respect to the company’s material pending legal proceedings. In this regard, with respect to the patent infringement claims brought against the company by Palo Alto Networks, ESR and Deep Nines, please provide a brief description of the factual basis alleged to underlie the proceedings and disclose the nature and amount of relief sought, if known. We note your risk factor disclosure on page 30 that you “may be required to pay substantial damages and could be prevented from selling certain of [y]our products” as a result of these lawsuits.

In response to the Staff’s comment, the Company has revised its disclosure on page 100 to provide a brief description of the factual basis alleged to underlie the proceedings and disclose the nature and amount of relief sought.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
Page 14	FORT - 0002

Executive Compensation

Overview, page 108

15.	You state that your executive compensation programs are designed, among other goals, to provide total compensation opportunities comparable to those offered by “a peer group of similar companies within similar industries and of a similar size.” Please provide support for the assertion that the peer group companies are of a similar size, and clarify whether you are referring to size in terms of total revenues or number of employees or other measure. In this regard, as noted in prior comment 20, it appears that most of the companies you identify as peer group companies on page 108 have significantly greater total revenues than the company.

The Company respectfully advises the Staff that the Company’s compensation review processes have varied over time. During fiscal 2007 and 2008, the Company received input from third party consultants as to competitive compensation data based on review of select peer company proxy filings and certain survey data. The Company has also considered data from Radford and IPAS for companies similar in size in terms of annual revenues in considering market compensation data, which included analysis of compensation of companies competitive to the Company.

The Company believes it is appropriate to disclose comparable compensation information considered, rather than the size and identity of other companies considered to be competitors generally, and the Company has revised the disclosure on pages 108 through 110 in light of this approach. The Company respectfully submits that the “Overview” section of “Executive Compensation”, as revised on page 108, and the “Overview” subsection on page 110 within the section titled “Determining the Amount of Elements of Executives’ Compensation” together provide appropriate disclosure of the methods used by the Company in determining appropriate executive compensation.

Determining the Amount of Elements of Executives’ Compensation, page 110

16.

We note that you have revised your disclosure in response to comment 21 to explain further how you benchmark base pay for your named executive officers against the base pay practices of the identified peer group companies. It appears from your filing, however, that you may also engage in benchmarking other elements of compensation, including variable pay and total cash compensation, against the practices of companies reflected in certain third-party surveys, and accordingly should provide the information called for by Item 402(b)(2)(xiv) of Regulation S-K for these uses of benchmarking as well. In this regard, we note your statements that you “determine the targeted levels of variable cash compensation by participating in salary surveys administered by third parties,” and that you seek to “set total cash compensation (base salary plus variable pay) above the average of the surveyed market.” Please provide greater detail

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
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regarding whether these determinations entail benchmarking or whether they entail the review or consideration of a broad-based third-party survey for a more general purpose than benchmarking compensation. See Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Regulation S-K. If you engage in benchmarking to determine targets for variable pay, total cash compensation or other elements of compensation, in each case if material to your compensation policies and decisions, please identify the benchmark and its components, specifying the targeted percentiles or ranges used as target benchmarks and discussing where actual payments fell in comparison to the targeted benchmark for each applicable element of compensation. See Item 402(b)(l)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

In response to the Staff’s comment, the Company has provided enhanced disclosure on pages 110 and 111 to provide greater detail into its process for determining variable pay and total cash compensation.

Variable Pay, page 111

17.	We refer to prior comment 23 relating to corporate performance targets used to determine incentive cash bonuses for your named executive officers for fiscal 2008. We note that in response, you have disclosed only that, “For 2008 we achieved our operating income target in each quarter other than the first quarter of 2008 and between 94% and 98% of the quarterly and annual revenue targets.” Please expand to disclose specifically the quarterly and annual operating income and revenue targets used to determine cash bonuses, and the company’s performance against each such target. You may wish to use a chart or similar presentation for this information. See Item 402(b)(2)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has added charts to page 112 to disclose the quarterly and annual operating income and revenue.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

18.	We note your response to prior comment 31 and your revised disclosures on page 20 where you indicate that government entities may have contractual or

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
Page 16	FORT - 0002

other legal rights to terminate contracts with your distributors or resellers and although the company’s contracts with your distributors “generally do not contain such termination rights,” any such termination may adversely impact your future results of operations. Considering you “generally” do not offer termination rights to your distributors, please explain further why you believe such rights could have an impact on your future results of operations. To the extent that the company ultimately honors the termination rights offered by your channel partner to the government agency end-customer, then explain further how you account for such rights and revise your disclosures as necessary.

In response to the Staff’s comment, the Company supplementally advises the Staff that distributors and resellers do not have rights to terminate their purchase orders with the Company after the Company ships products to them. The Company has modified the disclosure on page 20 to disclose the potential harm to the Company resulting from the termination by governmental end-customers of contracts that such end-customers have with the Company’s distributors.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 12, 2009	BY FORTINET, INC.
Page 17	FORT - 0002

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to the undersigned at (650) 849-3455 or to Carmen Chang, Katharine Martin or John Fore of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Scott Anthony

Scott Anthony

Enclosures

cc (w/encl.):

Ken Xie

Ken Goldman

John Whittle, Esq.

Fortinet, Inc.

Carmen Chang, Esq.

John Fore, Esq.

Katharine Martin, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

John Kelm

Deloitte & Touche LLP

Alan Denenberg, Esq.

Sarah Solum, Esq.

Davis Polk & Wardwell LLP